UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

 THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013
Commission File Number 333-153454

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)

COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/Alejandro Porras
Name:	Alejandro Porras
Title:	Acting Chief Financial Officer

Date: September 11, 2013

2

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP), informs that KPMG, our independent registered public accounting firm for fiscal years 2011 and 2012, have notified us that they are initiating a consultation with the U.S. Securities and Exchange Commission regarding the treatment under the Commission's auditor independence rules of investments in Ecopetrol by the independent pension fund administrator which manages private pension funds where the partners of KPMG in Colombia had their pension fund savings.